SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 1)(1)

                         OAO TECHNOLOGY SOLUTIONS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                 205103-67082B10
                                 (CUSIP Number)

                                 August 31, 1999
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 205103-67082B10               13G/A                  Page 2 of 6 Pages
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________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Gregory A. Pratt

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           861,111
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         861,111
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     861,111

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 205103-67082B10               13G/A                  Page 3 of 6 Pages
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                               AMENDMENT NO. 1 TO
                            STATEMENT ON SCHEDULE 13G

     This Amendment No. 1 to Statement on Schedule 13G ("Amendment No. 1") amends the Statement on Schedule 13G filed on September 15, 1999 (the "Schedule 13G") by and on behalf of Gregory A. Pratt, with respect to his beneficial ownership of common stock, $.01 par value per share, of OAO Technology Solutions, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 amends and supersedes the Schedule 13G.

Item 1(a).     Name of Issuer:

               OAO Technology Solutions, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               16th Floor
               7500 Greenway Center Drive
               Greenbelt, Maryland 20770

Item 2(a).     Name of Person Filing:

               Gregory A. Pratt

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               OAO Technology Solutions, Inc.
               16th Floor
               7500 Greenway Center Drive
               Greenbelt, Maryland 20770

Item 2(c).     Citizenship:

               United States

Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 par value per share ("Common Stock")


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CUSIP No. 205103-67082B10               13G/A                  Page 4 of 6 Pages
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Item 2(e).     CUSIP Number:

                    205103-67082B10

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               (a) - (j)  Not Applicable.

               If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.        Ownership.

               (a)  Amount Beneficially Owned: 861,111

               (b)  Percent of Class: 5%

               (c) Number of shares of Common Stock as to which such person has:

                    (i)  Sole power to vote or to direct the vote        861,111

                    (ii) Shared power to vote or to direct the vote          -0-

                   (iii) Sole  power  to  dispose  or  to  direct  the   861,111
                         disposition of

                    (iv) Shared   power  to   dispose   or  to  direct
                         the disposition of                                  -0-

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

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CUSIP No. 205103-67082B10               13G/A                  Page 5 of 6 Pages
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Item 7.             Identification  and  Classification  of the Subsidiary Which
          Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certifications.

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 19, 2000

                                                     /s/ Gregory A. Pratt
                                                     ---------------------------
                                                     Name:  Gregory A. Pratt


                                  EXHIBIT INDEX

Exhibit    Title
-------    -----

A Amended and Restated OAO Technology Solutions, Inc. Restricted Stock Grant Letter; Date of Grant: July 14, 1999 (Incorporated by reference to Exhibit 10.10 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999).

B         Acceptance of Grant dated July 14, 1999.

C Amended and Restated Term Note dated July 14, 1999 between the Issuer and Gregory A. Pratt (Incorporated by reference to Exhibit 10.11 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999).

D Amended and Restated Pledge Agreement dated July 14, 1999 between the Issuer and Gregory A. Pratt (Incorporated by reference to Exhibit
          10.12 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999).